Exhibit 1

This Schedule 13D has been filed to reflect acquisitions of securities by the Reporting Person.

Set forth below is a summary of the Reporting Person’s acquisitions in the Company’s stock since October 23, 2002. The Reporting Person received the restricted stock grants and stock option grants indicated below under the Company’s 2002 Plan as performance-based compensation for service to the Company. The transactions were effected at the Company’s principal executive offices in Coral Gables, Florida.

	Number of Shares of Class A Common Stock	Price Per	Description of
Date	Acquired	Share	Transaction Effected
11/19/03	6,578	$25.38	The Compensation Committee of the Company’s Board of Directors determined that a portion (20%) of the annual bonus earned by the Reporting Person for fiscal 2003 service, based on the accomplishment of performance goals, should be granted and paid in the form of 4,398 restricted shares of Series B Preferred Stock, in lieu of cash. The market value per share on the date of grant was $37.97 (calculated by multiplying the closing market price of the Company’s Class A Common Stock on the date of grant by 1.4959, the number of shares of Class A Common Stock into which the Series B stock could ultimately be converted). The restrictions on these shares lapse over a period of nine (9) years commencing on the second anniversary of the date of grant.

10/29/03	74,795	$22.57	The Reporting Person was granted long-term performance-based compensation in the form of an award under the 2002 Plan of 50,000 restricted shares of Series B Preferred Stock. The market value per share of the Series B Preferred Stock on the date of grant was $33.76 (calculated by multiplying the closing market price of the Company’s Class A Common Stock on the date of grant by 1.4959, the number of shares of Class A Common Stock into which the Series B stock could ultimately be converted). The new restricted stock grant is subject to being earned by the achievement of performance goals over a period of three years from the date of grant and, if and when earned, is further subject to

			pro-rata vesting over a period of 9 years from the date on which the shares are deemed earned. The shares will vest immediately upon the death or disability of the Reporting Person or a change in control of the Company. The Reporting Person is entitled to vote the restricted shares from the date of grant, to the extent that the additional vote from such shares would not increase the Reporting Person’s total voting power to more than fifty percent of the total outstanding voting power of the Company’s shareholders. No dividends will be paid or accrued on the restricted stock unless and until the shares are deemed earned.

9/29/03	112,192	$21.36	The Reporting Person does not have beneficial ownership of these shares. The Reporting Person was granted a stock option under the 2002 Plan to purchase 75,000 shares of Series B Preferred Stock, at an exercise price of $31.95 per share, as a part of his compensation for fiscal 2003. The option vests and becomes exercisable pro-rata over a period of nine years, in eight equal installments, commencing on the second anniversary of the date of grant. The option has a term of 10 years.

9/05/03	112,192	$21.81	The Reporting Person does not have beneficial ownership of these shares. This option was granted a bonus for extraordinary services rendered in connection with the Company’s successful public offering of its Class A Common Stock. The Reporting Person was granted a stock option under the 2002 Plan to purchase 75,000 shares of Series B Preferred Stock, at an exercise price of $32.63 per share. The option vests and becomes exercisable pro-rata over a period of nine years, in eight equal installments, commencing on the second anniversary of the date of grant. The option has a term of 10 years.

09/05/03	22,439	$21.81	The Reporting Person was granted restricted shares of Series B Preferred Stock as a bonus for extraordinary services rendered in connection with the Company’s successful public offering of its Class A Common Stock. The market value per share on the date of grant was $32.62 (calculated by multiplying the closing market price of the Company’s Class A Common Stock on the date of grant by 1.4959, the number of shares of Class A Common Stock into which the Series B stock could ultimately be converted). These shares vest pro-rata over a period of nine years in eight equal installments, commencing on the second anniversary of the date of grant.